EXHIBIT 99.1

enCore Energy Announces License Renewal for the South Texas ISR Uranium Central Processing Plants (CPP)

NYSE American: EU
TSXV: EU
www.encoreuranium.com

DALLAS, TX, Nov. 6, 2023 /CNW/ - enCore Energy Corp. (NYSE American: EU) (TSXV: EU) (the "Company" or "enCore") today announced the approval of the renewal of the Radioactive Materials License ("License") for enCore's combined South Texas In-Situ Recovery ("ISR") Uranium Central Processing Plants ("CPP") at its Rosita, Kingsville Dome, and Vasquez uranium projects. This renewed License was approved by the Executive Director of the Texas Commission on Environmental Quality (TCEQ) following an application submitted in April 2022 and amended in July 2022 to allow for the addition of two remote ion exchange (RIX) units at the Rosita CPP and Wellfield.

With the renewal, enCore also expects to be resuming uranium production at its Rosita CPP before the end of November 2023, as previously announced (Oct 4, 2023).  Initial production will come from the Rosita Extension, Production Area 5, using a newly constructed remote ion exchange unit located at the Wellfield. The uranium bearing ion exchange (IX) resin will be processed into yellowcake uranium produced at the Rosita CPP marking the first new uranium production in Texas in over a decade.

Paul Goranson, enCore's Chief Executive Officer, stated: "We are pleased at the expeditious review by TCEQ, given the complexity of the application including updating the license, following a multi-decade timely renewal period. I also want to congratulate our Chief Operating Officer and his team for achieving a milestone essential to expanding satellite feed from our newly acquired projects to the Rosita CPP."

The 10-year License renewal updates the existing license to conform to new regulatory requirements and current conditions, and it provides enCore with the ability to incorporate additional remote IX operations, such as our 100% owned Upper Spring Creek and Butler Ranch Projects as amendments to the renewed License.  The renewal followed TCEQ's standard license renewal review process with enCore working with TCEQ staff throughout the review phase to ensure that a thorough and expeditious technical review occurred.  This approach facilitated improvements to several existing license conditions that will provide additional clarity and efficiency to both enCore and TCEQ.

To view the South Texas project maps please visit: bit.ly/3fV9fTg.

Rosita ISR Uranium Central Processing Plant and Wellfield, South Texas

enCore Energy is focused on executing our production plan in South Texas starting at the Rosita ISR Uranium Central Processing Plant (CPP) and Wellfield in 2023, to be closely followed by the Alta Mesa CPP and Wellfield in early 2024. enCore's operational plan is to produce uranium derived from multiple remote Satellite IX operations, in turn to be processed at one of our CPPs. enCore's three CPPs are strategically located in South Texas.

The Rosita CPP and Wellfield is enCore's initial focus for production in 2023. The Rosita CPP is on a 200-acre surface tract, 100% owned by enCore and located central to the mining lease area. The Rosita CPP will receive uranium-loaded resins from various remote south Texas projects and satellite wellfields.

enCore Energy owns and operates three of the four uranium production facilities in Texas, each fully licensed and constructed, 100%-owned, and past-producing. Texas is a known, safe and progressive ISR uranium jurisdiction. There are currently only 11 licensed and constructed ISR plants in the United States.

The Company has determined to proceed with a production decision based on past ISR and processing operations at Rosita, including past ISR operations in the known mineral resource areas. The Company is not basing a production decision at Rosita on a feasibility study of mineral reserves demonstrating economic and technical viability.  There is increased uncertainty, and consequently a higher risk of economic and technical failure when production is undertaken in advance of a feasibility study.

John M. Seeley, Ph.D., P.G., C.P.G., enCore's Manager of Geology and Exploration, and a Qualified Person under NI 43-101, has reviewed and approved the technical disclosure in this news release on behalf of the Company.

About enCore Energy Corp.

enCore Energy Corp., America's Clean Energy Company™, is committed to providing clean, reliable, and affordable domestic nuclear energy by becoming the next United States uranium producer in 2023. enCore solely utilizes In-Situ Recovery (ISR) for uranium extraction, a well-known and proven technology co-developed by the leaders at enCore Energy. In-Situ Recovery extracts uranium in a non-invasive process using natural groundwater and oxygen, coupled with a proven ion exchange process, to recover the uranium. Uranium production is planned at enCore's licensed and past-producing South Texas Rosita Central Processing Plant (CPP) in 2023, and at its licensed and past-producing South Texas Alta Mesa CPP in 2024.

Future projects in enCore's production pipeline include the Dewey-Burdock project in South Dakota and the Gas Hills project in Wyoming, along with significant uranium resource endowments in New Mexico providing long term opportunities. The enCore team is led by industry experts with extensive knowledge and experience in all aspects of ISR uranium operations and the nuclear fuel cycle. enCore diligently works to realize value from other owned assets, including our proprietary uranium database that includes technical information from many past producing companies, from our various non-core assets, and by leveraging our ISR expertise in researching opportunities that support the use of this technology as applied to other metals. enCore is also committed to working with local communities and indigenous governments to create positive impact from corporate developments.

www.encoreuranium.com

Cautionary Note Regarding Forward Looking Statements:

Certain information contained in this news release, including: any information relating to the Company being a leading uranium company, statements regarding future or potential production, and any other statements regarding future expectations, beliefs, goals or prospects; may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws and regulations (collectively, "forward-looking statements"). All statements in this news release that are not statements of historical fact (including statements containing the words "expects", "is expected", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions or variations (including negative variations) of such words and phrases, or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken) should be considered forward-looking statements. All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond the company's ability to control or predict. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; future legislative and regulatory developments; the ability of enCore to implement its business strategies; and other risks. A number of important factors could cause actual results or events to differ materially from those indicated or implied by such forward-looking statements, including without limitation exploration and development risks, changes in commodity prices, access to skilled mining personnel, the results of exploration and development activities; production risks; uninsured risks; regulatory risks; defects in title; the availability of materials and equipment, timeliness of government approvals and unanticipated environmental impacts on operations; risks posed by the economic and political environments in which the Company operates and intends to operate; increased competition; assumptions regarding market trends and the expected demand and desires for the Company's products and proposed products; reliance on industry equipment manufacturers, suppliers and others; the failure to adequately protect intellectual property; the failure to adequately manage future growth; adverse market conditions, the failure to satisfy ongoing regulatory requirements and factors relating to forward looking statements listed above which include risks as disclosed in the Company's annual information form filings. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company assumes no obligation to update the information in this communication, except as required by law. Additional information identifying risks and uncertainties is contained in filings by the Company with the various securities commissions which are available online at www.sec.gov and www.sedar.com. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of management. Such statements may not be appropriate for other purposes and readers should not place undue reliance on these forward-looking statements, that speak only as of the date hereof, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

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SOURCE enCore Energy Corp.

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%CIK: 0001500881

For further information: William M. Sheriff, Executive Chairman, 972-333-2214, info@encoreuranium.com

CO: enCore Energy Corp.

CNW 07:00e 06-NOV-23